Subject to Completion, dated October___, 2014

PROSPECTUS



Shell Midstream Partners

37,500,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests of Shell Midstream Partners, L.P. We were recently formed by Shell Pipeline Company LP, or SPLC, an affiliate of Royal Dutch Shell plc, or Shell, and no public market currently exists for our common units. We are offering 37,500,000 common units in this offering. We expect that the initial public offering price will be between $19.00 and $21.00 per common unit. We have applied to list our common units on the New York Stock Exchange under the symbol "SHLX." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require that an owner of our common units provide a certification or information necessary for our general partner to determine that a limited partner is not an ineligible holder.

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in "Risk Factors" beginning on page 25. These risks include the following:

- We may not have sufficient cash available for distribution following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay minimum quarterly distributions to our unitholders. We would not have had sufficient cash available for distribution to pay the full minimum quarterly distributions on our common units and subordinated units and the corresponding distribution on our general partner units for the year ended December 31, 2013 and the twelve months ended June 30, 2014.
- Our general partner and its affiliates, including Shell, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our unitholders. Additionally, we have no control over the business decisions and operations of Shell, and it is under no obligation to adopt a business strategy that favors us.
- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.
- Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. Following this offering, the price of our common units may fluctuate significantly, and you could lose all or part of your investment.
- Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for U.S. federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our cash available for distribution would be substantially reduced.
- Our unitholders' share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Price to the public	$	$
Underwriting discount and commissions[1]	$	$
Proceeds to us (before expenses)	$	$

(1) Excludes an aggregate structuring fee payable to Barclays Capital Inc. and Citigroup Global Markets Inc. that is equal to 0.25% of the gross proceeds of this offering, or approximately $.

We have granted the underwriters a 30-day option to purchase up to an additional 5,625,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 37,500,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about   , 2014, through the book-entry facilities of The Depository Trust Company.

Book-Running Managers

Barclays
Morgan Stanley

Citigroup
UBS Investment Bank

Co-Managers

Credit Suisse	**Goldman, Sachs & Co.**	**J.P. Morgan**	**Wells Fargo Securities**
RBC Capital Markets			**Credit Agricole CIB**

Prospectus dated   , 2014

PROSPECTUS SUMMARY

This summary provides a brief overview of selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors," the historical audited and unaudited financial statements and accompanying notes and the unaudited pro forma financial statements and accompanying notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units.

Unless the context otherwise requires, references in this prospectus to "Shell Midstream Partners, L.P.," "Shell Midstream Partners," "our partnership," "we," "our," "us," or similar terms, when used in a historical context, refer to the assets that we will own immediately following this offering and their related operations. These assets include (i) a 43.0% ownership interest in Zydeco Pipeline Company LLC, (ii) a 28.6% ownership interest in Mars Oil Pipeline Company, (iii) a 49.0% ownership interest in Bengal Pipeline Company LLC and (iv) a 1.612% ownership interest in Colonial Pipeline Company. For accounting purposes or when used in the past tense, "we," "our," "us" and similar terms refer to our predecessor, the Houston-to-Houma pipeline system. When used in the present tense or future tense, these terms refer to Shell Midstream Partners, L.P. and its subsidiaries after giving effect to this offering and the related formation transactions. References to our "general partner" refer to Shell Midstream Partners GP LLC. References to "Shell" refer collectively to Royal Dutch Shell plc and its controlled affiliates, other than us, our subsidiaries and our general partner. References to "SPLC" refer to Shell Pipeline Company LP, a wholly owned subsidiary of Royal Dutch Shell plc, and its controlled affiliates, other than us, our subsidiaries and our general partner. References to "Zydeco," "Mars," "Bengal" and "Colonial" refer to Zydeco Pipeline Company LLC, Mars Oil Pipeline Company, Bengal Pipeline Company LLC and Colonial Pipeline Company, respectively, and the pipeline systems owned by those entities. References to the subsidiaries of Shell Midstream Partners, L.P. include Shell Midstream Operating LLC, Zydeco, Mars and Bengal. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page C-1 of this prospectus.

Shell Midstream Partners, L.P.

Overview

We are a fee-based, growth-oriented master limited partnership recently formed by Shell to own, operate, develop and acquire pipelines and other midstream assets. Our initial assets consist of interests in entities that own crude oil and refined products pipelines serving as key infrastructure to transport growing onshore and offshore crude oil production to Gulf Coast refining markets and to deliver refined products from those markets to major demand centers. We generate substantially all of our revenue under long-term agreements by charging fees for the transportation of crude oil and refined products through our pipelines. We do not engage in the marketing and trading of any commodities.

We will initially own interests in two crude oil pipeline systems and two refined products systems. The crude oil pipeline systems, which are held by Zydeco and Mars, are strategically located along the Texas and Louisiana Gulf Coast and offshore Louisiana. These systems link major onshore and offshore production areas with key refining markets. The refined products pipeline systems, which are held by Bengal and Colonial, connect Gulf Coast and southeastern U.S. refineries to major demand centers from Alabama to New York.

Our Relationship with Shell

Shell is one of the world's largest independent energy companies in terms of market capitalization and operating cash flow, and Shell and its joint ventures are a leading producer and transporter of onshore and offshore

- SPLC will contribute a 28.6% ownership interest in Mars to us and will enter into a voting agreement with us giving us the right to vote its retained 42.9% ownership interest in Mars;

- SPLC will contribute a 49.0% ownership interest in Bengal to us and will enter into a voting agreement with us giving us the right to vote its retained 1.0% ownership interest in Bengal;

- SPLC will contribute a 1.612% ownership interest in Colonial to us;

- we will issue 32,117,134 common units and 69,617,134 subordinated units, representing an aggregate 71.6% limited partner interest in us, to SPLC;

- we will issue 2,841,516 general partner units, representing a 2% general partner interest in us, and all of our incentive distribution rights to our general partner;

- we will issue 37,500,000 common units to the public in this offering, representing a 26.4% limited partner interest in us, and will apply the net proceeds as described in "Use of Proceeds";

- we will enter into a revolving credit facility with an affiliate of Shell with $300 million in available capacity, under which no amounts will be drawn at the closing of this offering; and

- we and our general partner will enter into an omnibus agreement with SPLC pursuant to which we will agree, among other things, to pay our general partner an annual fee for general and administrative services to be provided to us.

The number of common units to be issued to SPLC includes 5,625,000 common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as issued to SPLC by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to SPLC at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to SPLC.

Organizational Structure After the Formation Transactions

After giving effect to the formation transactions described above, assuming the underwriters' option to purchase additional common units from us is not exercised, our units will be held as follows:

Public common units	26.4%
Interests of Shell and affiliates:	
Shell common units	22.6%
Shell subordinated units	49.0%
General partner units	2.0%
Total	100.0%

The following simplified diagram depicts our organizational structure after giving effect to the formation transactions described above.


Shell
Shell Pipeline Company LP (SPLC)
Shell Midstream Partners GP LLC
2,841,516 General Partner Units
Incentive Distribution Rights
Shell Midstream LP Holdings LLC
32,117,134 Common Units
69,617,134 Subordinated Units
Public Unitholders
37,500,000 Common Units
2.0% General Partner Interest
71.6% Limited Partner Interest
Retained Ownership Interest
Shell Midstream Partners, L.P. (NYSE: SHLX)
26.4% Limited Partner Interest
100% Ownership Interest
Shell Midstream Operating LLC
43.0% Ownership Interest (Right to Vote 100%)
28.6% Ownership Interest (Right to Vote 71.5%)
49.0% Ownership Interest (Right to Vote 50.0%)
1.612% Ownership Interest (Right to Vote 1.612%)
Zydeco
Mars
Bengal
Colonial
57.0%
42.9%
1.0%
14.508%

9

Management

We are managed by the board of directors and executive officers of Shell Midstream Partners GP LLC, our general partner. SPLC is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with the listing standards of the New York Stock Exchange, or NYSE. Unlike shareholders in a publicly traded corporation, our common unitholders are not entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve as officers of Shell. For more information about the directors and executive officers of our general partner, please read "Management— Directors and Executive Officers of Shell Midstream Partners GP LLC." Our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. However, neither we nor our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the employees and other personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining services of personnel employed by Shell, SPLC or third parties, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.

Principal Executive Offices

Our principal executive offices are located at One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002, and our telephone number is (832) 337-2034. Following the completion of this offering, our website will be located at *www.shellmidstreampartners.com*. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is not adverse to our best interests. However, because our general partner is a wholly owned subsidiary of SPLC, the officers and directors of our general partner also have a duty to manage the business of our general partner in a manner that is not adverse to the best interests of SPLC. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including SPLC, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner receives incentive cash distributions. For a more detailed description of the conflicts of interest and duties of our general partner, please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of its fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including SPLC and its affiliates, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in our

The Offering

Common units offered to the public . . . . 37,500,000 common units.

43,125,000 common units if the underwriters exercise in full their option to purchase additional common units from us.

Option to purchase additional units . . . . . We have granted the underwriters a 30-day option to purchase up to an additional 5,625,000 common units if the underwriters sell more than 37,500,000 common units in this offering.

Units outstanding after this offering . . . . 69,617,134 common units and 69,617,134 subordinated units, each representing an aggregate 49% limited partner interest in us, and 2,841,516 general partner units, representing a 2% general partner interest in us.

If and to the extent the underwriters do not exercise their option to purchase additional common units, in whole or in part, we will issue up to an additional 5,625,000 common units to SPLC at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to SPLC at the expiration of the option period for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Use of proceeds . . . . We expect to receive net proceeds of approximately $712.5 million from the sale of common units offered by this prospectus based on the assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. We intend to use (i) approximately $427.5 million of the net proceeds of this offering to make a cash distribution to SPLC, (ii) approximately $185.0 million of the net proceeds of this offering to make a cash distribution to SPLC and a contribution to Zydeco, both to reimburse SPLC for capital expenditures incurred prior to this offering related to Zydeco, and (iii) approximately $100.0 million for general partnership purposes, including to fund potential expansion capital expenditures and acquisitions. Please read "Use of Proceeds."

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $107.3 million, after deducting underwriting discounts. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to SPLC.

Cash distributions	We intend to pay a minimum quarterly distribution of $0.1575 per unit ($0.6300 per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as "available cash," and we define its meaning in our partnership agreement. Our ability to pay minimum quarterly distributions is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

For the quarter in which this offering closes, we intend to pay a prorated distribution on our units covering the period from the completion of this offering through December 31, 2014, based on the actual length of that period.

Our partnership agreement requires us to distribute all of our available cash each quarter in the following manner:

- *first*, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.1575 plus any arrearages from prior quarters;

- *second*, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.1575 ; and

- *third*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.1811.

If cash distributions to our unitholders exceed $0.1811 per unit in any quarter, our general partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions" because they incentivize our general partner to increase distributions to our unitholders. In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay distributions to our unitholders. We do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement.

Pursuant to our partnership agreement, we will reimburse our general partner and its affiliates, including SPLC, for costs and expenses they incur and payments they make on our behalf. Pursuant to the omnibus agreement, we will pay an annual fee, initially $8.5 million, to SPLC for general and administrative services. In addition, we expect to incur $3.6 million of incremental general and administrative expense annually as a result of being a publicly traded partnership. Each of these payments will be made prior to making any distributions on our common units. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Formation Transactions."

The amount of cash available for distribution we must generate to support the payment of minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering, for four quarters is approximately $89.5 million (or an average of approximately $22.4 million per quarter).

On a pro forma basis, assuming we had completed this offering and the related formation transactions on January 1, 2013, our cash available for distribution for the twelve months ended June 30, 2014 and the year ended December 31, 2013 was approximately $59.8 million and $37.3 million, respectively. As a result, we would have had sufficient cash available for distribution to pay the full minimum quarterly distributions on our common units and the corresponding distributions on our general partner units but only approximately 33.6% of the minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner units for the twelve months ended June 30, 2014. For the year ended December 31, 2013, we would have had sufficient cash available for distribution to pay only approximately 83.3% of the full minimum quarterly distributions on our common units and the corresponding distributions on our general partner units, and we would not have had sufficient cash available for distribution to pay any of the minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner units for that period. Please read "Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Cash Available for Distribution for the Twelve Months Ended June 30, 2014 and the Year Ended December 31, 2013."

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2015," we will have sufficient cash available for distribution to make cash distributions for the twelve months ending September 30, 2015, at the minimum quarterly distribution rate of $0.1575 per unit (or $0.6300 per unit on an annualized basis) on all of our common and subordinated units and to make the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering. Our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."

Subordinated units . . . . SPLC will initially own all of our subordinated units. The principal difference between our common and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution of available cash until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units . . . . . . The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (i) $0.6300 (the annualized minimum quarterly distribution) on each of the outstanding common units, subordinated units and general partner units for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2017, or (ii) $0.9450 (150% of the annualized minimum quarterly distribution) on each of the outstanding common units, subordinated units and general partner units and the related distributions on the incentive distribution rights for any four-quarter period ending on or after December 31, 2015, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period."

Issuance of additional units . . . . Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Partnership Interests."

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon the closing of this offering, SPLC will own an aggregate of 71.6% of our common and subordinated units. This will give SPLC the ability to prevent the involuntary removal of our general partner. Please read "Our Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates own more than 75% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price not less than the then-current market price of the common units, as calculated in accordance with our partnership agreement.
Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, , you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions" for the basis of this estimate.
Material U.S. federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."
Exchange listing	We have applied to list our common units on the NYSE under the symbol "SHLX."

- the contribution by SPLC and the issuance by Zydeco to us of interests in Zydeco collectively representing an aggregate 43.0% ownership interest in Zydeco, and execution of an agreement with SPLC giving us the right to vote its 57.0% ownership interest;

- the contribution by SPLC to us of a 28.6% ownership interest in Mars and execution of an agreement with SPLC giving us the right to vote its 42.9% ownership interest;

- the contribution by SPLC to us of a 49.0% ownership interest in Bengal and execution of an agreement with SPLC giving us the right to vote its 1.0% ownership interest;

- the contribution by SPLC to us of a 1.612% ownership interest in Colonial; and

- our entry into an omnibus agreement with SPLC and certain of its affiliates, including our general partner, pursuant to which, among other things, we will pay an annual fee, initially $8.5 million, to SPLC for general and administrative services.

The unaudited pro forma condensed combined financial statements also reflect the following significant assumptions and formation transactions related to this offering:

- the issuance of 37,500,000 common units to the public, 2,841,516 general partner units and the incentive distribution rights to our general partner and 32,117,134 common units and 69,617,134 subordinated units to SPLC; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma condensed combined financial statements do not give effect to an estimated $3.6 million per year in incremental general and administrative expenses as a result of being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. Additionally, the unaudited pro forma condensed combined financial statements do not give effect to changes in insurance expense for Zydeco and Mars.

The summary unaudited pro forma financial data of Mars, Bengal and Colonial are derived from the unaudited pro forma financial statements of Shell Midstream Partners, L.P. included elsewhere in this prospectus. The unaudited pro forma statement of income adjustments for Mars and Bengal were prepared as if the formation transactions related to Mars and Bengal had taken place on January 1, 2013. Dividend income received from our investment in Colonial is presented as a separate line item in the unaudited pro forma condensed combined statements of income.

The following table presents the non-GAAP financial measures of Adjusted EBITDA and cash available for distribution. For definitions of Adjusted EBITDA and cash available for distribution and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

	Ho-Ho Historical (Predecessor)				Shell Midstream Partners, L.P. Pro Forma	
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,	Year Ended December 31,
(unaudited)	2014	2013	2013	2012	2014	2013
(in millions)						(As Revised)
Statements of Operations Data:						
Total Revenue	$ 79.5	$ 53.9	$ 91.6	$113.0	$ 79.5	$91.6
Costs and Expenses:						
Operations and maintenance	21.4	30.9	52.2	44.2	21.4	52.2
Loss (gain) from disposition of fixed assets	—	—	(20.8)	1.2	—	(20.8)
General and administrative	8.3	6.0	12.2	10.4	12.0	19.5
Depreciation and amortization	5.3	3.3	6.9	5.8	5.3	6.9
Property and other taxes	3.1	2.5	4.6	4.4	3.1	4.6
Total costs and expenses	38.1	42.7	55.1	66.0	41.8	62.4
Operating Income	$ 41.4	$ 11.2	$ 36.5	$ 47.0	$ 37.7	$29.2
Income from equity investment—Mars	—	—	—	—	12.0	21.6
Income from equity investment—Bengal	—	—	—	—	9.2	17.8
Dividend income—Colonial	—	—	—	—	2.7	5.0
Net income	$ 41.4	$ 11.2	$ 36.5	$ 47.0	$ 61.6	$73.6
Less:						
Net income attributable to noncontrolling interests—Zydeco(1)	—	—	—	—	23.9	21.5
Net income attributable to Shell Midstream Partners	$ 41.4	$ 11.2	$ 36.5	$ 47.0	$ 37.7	$52.1
Net income per limited partner unit (basic and diluted):						
Common units					$ 0.32	$0.63
Subordinated units					$ 0.22	$0.10
Balance Sheet Data (at period end):						
Property, plant and equipment, net	$249.3	$129.1	$223.5	$107.4	$260.7	
Equity method investments—Mars and Bengal	—	—	—	—	158.4	
Total assets	290.4	151.7	250.3	135.2		
Total debt	—	—	—	—	—	
Statements of Cash Flow Data:						
Net cash provided by (used in):						
Operating activities	$ 49.2	$ 31.0	$ 25.1	$ 51.8		
Investing activities	(46.3)	(21.0)	(82.6)	(4.8)		
Financing activities	(2.9)	(10.0)	57.5	(47.0)		
Other Data:						
Adjusted EBITDA(2)	$ 46.7	$ 14.5	$ 22.6	$ 54.0	$ 65.9	$42.2
Adjusted EBITDA attributable to Shell Midstream Partners(2)					$ 39.0	$28.6
Capital expenditures—Ho-Ho:						
Maintenance	3.7	1.0	2.2	3.5		
Expansion	42.6	20.0	102.9	1.3		
Cash available for distribution(2)	$ 58.1	$ 13.5	$ 20.4	$ 50.5	$ 42.2	$37.3

(1) Represents net income attributable to SPLC's ownership interest in Zydeco.
(2) For a discussion of the non-GAAP financial measures Adjusted EBITDA and cash available for distribution, please read "Selected Historical and Unaudited Pro Forma Financial Data—Non-GAAP Financial Measures."

RISK FACTORS

Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We may not have sufficient cash available for distribution following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay minimum quarterly distributions to our unitholders.

The amount of cash available for distribution we must generate to support the payment for four quarters of minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering, is approximately $89.5 million (or an average of approximately $22.4 million per quarter). On a pro forma basis, assuming we had completed this offering on January 1, 2013, our cash available for distribution for the twelve months ended June 30, 2014 and the year ended December 31, 2013 would have been approximately $59.8 million and $37.3 million, respectively. As a result, we would have had sufficient cash available for distribution to pay the full minimum quarterly distributions on our common units and the corresponding distributions on our general partner units but only approximately 33.6% of the minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner units for the twelve months ended June 30, 2014. For the year ended December 31, 2013, we would have had sufficient cash available for distribution to pay only approximately 83.3% of the full minimum quarterly distributions on our common units and the corresponding distributions on our general partner units, and we would not have had sufficient cash available for distribution to pay any of the minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner units for that period.

We may not generate sufficient cash flows each quarter to enable us to pay minimum quarterly distributions. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things, our throughput volumes, tariff rates and fees and prevailing economic conditions. In addition, the actual amount of cash flows we generate will also depend on other factors, some of which are beyond our control, including:

- the amount of our operating expenses and general and administrative expenses, including reimbursements to SPLC with respect to those expenses;

- the amount and timing of capital expenditures and acquisitions we make;

- our debt service requirements and other liabilities, and restrictions contained in our debt agreements;

- fluctuations in our working capital needs;

- the amount of cash distributed to us by the entities in which we own a noncontrolling interest; and

- the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

The lack of diversification of our assets and geographic locations could adversely affect our ability to make distributions to our common unitholders.

We rely on revenue generated from our pipelines, which are primarily located along the Texas and Louisiana Gulf Coast and offshore Louisiana. Due to our lack of diversification in assets and geographic location, an adverse development in our businesses or areas of operations, including adverse developments due to catastrophic events, weather, regulatory action and decreases in demand for crude oil and refined products, could have a significantly greater impact on our results of operations and cash available for distribution to our common unitholders than if we maintained more diverse assets and locations.

If we are deemed an "investment company" under the Investment Company Act of 1940, it could have a material adverse effect on our business and the price of our common units.

Our initial assets will consist of partial ownership interests in Zydeco, Mars, Bengal and Colonial. If a sufficient amount of our initial assets, or other assets acquired in the future, are deemed to be "investment securities" within the meaning of the Investment Company Act of 1940, we may have to register as an investment company under the Investment Company Act, claim an exemption, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage, and require us to add additional directors who are independent of us or our affiliates. The occurrence of some or all of these events would adversely affect the price of our common units and could have a material adverse effect on our business.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including Shell, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our unitholders. Additionally, we have no control over the business decisions and operations of Shell, and it is under no obligation to adopt a business strategy that favors us.

Following the offering, SPLC will own a 71.6% limited partner interest in us (or 67.6% if the underwriters' option to purchase additional common units is exercised in full) and will own and control our general partner. Although our general partner has a duty to manage us in a manner that is not adverse to the best interests of us and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is not adverse to the best interests of its owner, SPLC. Conflicts of interest may arise between SPLC and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, the general partner may favor its own interests and the interests of its affiliates, including SPLC, over the interests of our common unitholders. These conflicts include, among others, the following situations:

- neither our partnership agreement nor any other agreement requires SPLC to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by SPLC to undertake acquisition opportunities for itself;

- SPLC's directors and officers have a fiduciary duty to make these decisions in the best interests of the owners of SPLC, which may be contrary to our interests; in addition, many of the officers and directors of our general partner are also officers and/or directors of SPLC and will owe fiduciary duties to SPLC and its owners;

- SPLC may be constrained by the terms of its debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner's liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

• except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

• disputes may arise under agreements pursuant to which SPLC and its affiliates are our customers;

• our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

• our general partner will determine the amount and timing of many of our capital expenditures and whether a capital expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert into common units;

• our general partner will determine which costs incurred by it are reimbursable by us;

• our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

• our partnership agreement permits us to classify up to $90 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner units or the incentive distribution rights;

• our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

• our general partner intends to limit its liability regarding our contractual and other obligations;

• our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 75% of the common units;

• our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including under the omnibus agreement and our other agreements with SPLC;

• our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

• our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our conflicts committee, or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders' voting rights are further restricted by a provision of our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be used to vote on any matter.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have "say-on-pay" advisory voting rights. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by the member of our general partner, which is a wholly owned subsidiary of SPLC. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

Unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. At the closing of this offering, our general partner and its affiliates will own 46.1% of our common units (or 38.1% of our common units, if the underwriters exercise their option to purchase additional common units) and all of our subordinated units, representing an aggregate 71.6% of our outstanding units. If our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished, thereby eliminating the distribution and liquidation preference of common units. "Cause" is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable to us or any limited partner for actual fraud or willful misconduct in its capacity as our general partner. "Cause" does not include most cases of charges of poor management of the business, so the removal of our general partner because of unitholder dissatisfaction with the performance of our general partner in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our partnership agreement does not restrict the ability of SPLC to transfer all or a portion of its general partner interest or its ownership interest in our general partner to a third party. Our general partner, or the new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers.

The incentive distribution rights of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party, it will have less incentive to grow our partnership and increase distributions. A transfer of incentive distribution rights by our general partner could reduce the likelihood of Shell or SPLC selling or contributing additional assets to us, which in turn would impact our ability to grow our asset base.

We may issue additional units without unitholder approval, which would dilute unitholder interests.

At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such limited partner interests. Further, there are no limitations in our partnership agreement on our ability to issue equity securities that rank equal or senior to our common units as to distributions or in liquidation or that have special voting rights and other rights. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- our existing unitholders' proportionate ownership interest in us will decrease;

- the amount of cash we have available to distribute on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of minimum quarterly distributions will be borne by our common unitholders will increase;

- because the amount payable to holders of incentive distribution rights is based on a percentage of total available cash, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on common units remains the same;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of our common units may decline.

SPLC may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of this offering, SPLC will hold 32,117,134 common units and 69,617,134 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide SPLC with certain registration rights under applicable securities laws. Please read "Units Eligible for Future Sale." The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner's discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, the partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash we have available to distribute to unitholders.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 75% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering, our general partner and its affiliates will own approximately 46.1% of our common units. At the end of the subordination period (which could occur as early as December 31, 2015), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units), our general partner and its affiliates will own approximately 71.6% of our outstanding common units and therefore would not be able to exercise the call right at that time. For additional information about our general partner's call right, please read "Our Partnership Agreement—Limited Call Right."

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. Following this offering, the price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 37,500,000 publicly traded common units, assuming the underwriters' option to purchase additional common units from us is not exercised. In addition, SPLC will own 32,117,134 common units and 69,617,134 subordinated units, representing an aggregate 71.6% limited partner interest in us (or 67.6% if the underwriters' option to purchase additional common units is exercised in full). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- the level of our quarterly distributions;
- our quarterly or annual earnings or those of other companies in our industry;
- changes in accounting standards, policies, guidance, interpretations or principles;
- the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;
- future sales of our common units; and
- other factors described in these "Risk Factors."

USE OF PROCEEDS

We expect to receive net proceeds of approximately $712.5 million from the sale of common units offered by this prospectus based on the assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units from us is not exercised. We intend to use (i) approximately $427.5 million of the net proceeds of this offering to make a cash distribution to SPLC, (ii) approximately $185.0 million of the net proceeds of this offering to make a cash distribution to SPLC and a contribution to Zydeco, both to reimburse SPLC for capital expenditures incurred prior to this offering related to Zydeco, and (iii) approximately $100.0 million for general partnership purposes, including to fund potential expansion capital expenditures and acquisitions.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to SPLC at the expiration of the option period for no additional consideration. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $107.3 million, after deducting underwriting discounts. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to SPLC.

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and offering expenses, to increase or decrease by approximately $35.8 million.

CAPITALIZATION

The following table shows:

- the historical cash and cash equivalents and capitalization of our predecessor as of June 30, 2014; and
- our pro forma cash and cash equivalents and capitalization as of June 30, 2014, reflecting:
  - the contribution by SPLC and the issuance by Zydeco to us of interests in Zydeco collectively representing an aggregate 43.0% ownership interest in Zydeco, and the contribution by SPLC to the Partnership of a 28.6%, 49.0%, and 1.612% ownership interest in Mars, Bengal and Colonial, respectively; and
  - this offering and the application of the net proceeds of this offering as described under "Use of Proceeds."

This table is derived from, and should be read together with, the unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Prospectus Summary—Formation Transactions," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited historical interim financial statements and unaudited pro forma financial statements included in this prospectus.

	As of June 30, 2014	
(in millions)	Ho-Ho Predecessor Historical	Pro Forma(1)
Cash and cash equivalents	$ —	$100.0
Long-term debt:		
Revolving credit facility(2)	$ —	$ —
Zydeco revolving credit facility(2)	—	—
Net parent investment/partners' capital		
Net parent investment	251.1	—
Held by public:		
Common units	—	98.4
Held by Shell:		
Common units	—	84.3
Subordinated units	—	182.7
General partner units	—	7.5
Total net parent investment/Shell Midstream Partners, L.P. partners' capital	251.1	372.9
Noncontrolling interest in consolidated subsidiary(3)	—	148.6
Total net parent investment/partners' capital	$251.1	$521.5

(1) Assumes the mid-point of the price range set forth on the cover of this prospectus.
(2) We will enter into a $300 million revolving credit facility at the closing of this offering, under which no amounts will be drawn at the closing of this offering. Zydeco has entered into a $30 million revolving credit facility, under which no amounts will be drawn at the closing of this offering.
(3) Represents the 57.0% ownership interest in Zydeco retained by SPLC following this offering.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of June 30, 2014, after giving effect to the offering of common units and the related formation transactions, our net tangible book value was approximately $372.9 million, or $2.62 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit(1)		$20.00
Pro forma net tangible book value per unit before the offering(2)	$2.61	
Increase in net tangible book value per unit attributable to purchasers in the offering	0.01	
Less: Pro forma net tangible book value per unit after the offering(3)		2.62
Immediate dilution in net tangible book value per common unit to purchasers in the offering(4)(5)		$17.38

(1) The mid-point of the price range set forth on the cover of this prospectus.
(2) Determined by dividing the number of units (32,117,134 common units, 69,617,134 subordinated units and 2,841,516 general partner units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.
(3) Determined by dividing the number of units to be outstanding after this offering (69,617,134 common units, 69,617,134 subordinated units and 2,841,516 general partner units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.
(4) If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $18.38 and $16.38, respectively.
(5) Assumes the underwriters' option to purchase additional common units from us is not exercised. If the underwriters' option to purchase additional common units from us is exercised in full, the immediate dilution in net tangible book value per common unit to purchasers in this offering will remain $17.38.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the formation transactions contemplated by this prospectus.

	Units Acquired		Total Consideration	
($ in millions)	Number	%	Amount	%
General partner and its affiliates(1)(2)(3)	104.6	74%	$274.5	74%
Purchasers in this offering(2)	37.5	26%	98.4	26%
Total	142.1	100%	$372.9	100%

(1) Upon the consummation of the formation transactions contemplated by this prospectus, our general partner and its affiliates will own 32,117,134 common units, 69,617,134 subordinated units and 2,841,516 general partner units.
(2) Assumes the underwriters' option to purchase additional common units from us is not exercised.
(3) The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of June 30, 2014, after giving effect to the application of the net proceeds of the offering, is $274.5 million.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, please read "Risk Factors" and "Forward-Looking Statements" for information regarding certain risks inherent in our business and regarding statements that do not relate strictly to historical or current facts.

For additional information regarding our historical and pro forma results of operations, please refer to our historical financial statements and the accompanying notes and our unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by our distributing available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make minimum quarterly distributions on our common and subordinated units of $0.1575 per unit, or $0.6300 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of cash available for distribution each quarter. Generally, we define available cash as our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves, (ii) cash on hand on the date on which our general partner determines the amount of cash available for distribution, which we refer to as the date of determination, resulting from dividends or distributions received after the end of the quarter from equity interests in any person other than a subsidiary in respect of operations conducted by such person during the quarter, and (iii) if our general partner so determines, cash on hand at the date of determination resulting from working capital borrowings after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay minimum quarterly distributions to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- Our cash distribution policy may be subject to restrictions on cash distributions under our new revolving credit facility and any future debt agreements. Such restrictions may prohibit us from making cash distributions while an event of default has occurred and is continuing under our new revolving credit facility, notwithstanding our cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity— Revolving Credit Facility."

- The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

- While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period, our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read "Our Partnership Agreement—Amendment of Our Partnership Agreement—No Limited Partner Approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, SPLC will own our general partner and will indirectly own an aggregate of approximately 71.6% of our outstanding common and subordinated units (or 67.6% if the underwriters' option to purchase additional common units is exercised in full).

- Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating expenses or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

- Upon the closing of this offering, we will own a 43.0% interest in Zydeco and SPLC will own the remaining 57.0% interest in Zydeco. Pursuant to a voting agreement with SPLC, we will control cash distributions by Zydeco. Please read "Certain Relationships and Related Party Transactions—Contracts with Affiliates —Zydeco Limited Liability Company Agreement."

- Upon the closing of this offering, we will own a 28.6% interest in Mars, SPLC will own a 42.9% interest in Mars and an affiliate of BP will own the remaining 28.5% interest. Pursuant to a voting agreement with SPLC, we will have voting power sufficient such that any cash reserves by Mars that reduce the amount of distributable cash will require our approval; however, the amount of reserves will also be influenced by the capital budget, which must be approved by us and the other partner. Mars is required by the terms of its partnership agreement to distribute its "distributable cash" (as defined in the Mars partnership agreement) from time to time to its partners in accordance with their ownership interests. "Distributable cash" is defined as the gross cash proceeds from operations less the portion thereof used to establish reserves as determined by the partnership committee of Mars. Determinations of reserves by the partnership committee require approval of committee members representing at least a majority of the ownership interests. The amount of reserves is influenced by the capital budget which is approved by 100% of the ownership interests. Please read "Certain Relationships and Related Party Transactions—Contracts with Affiliates—Mars Partnership Agreement."

- Upon the closing of this offering, we will own a 49.0% interest in Bengal, SPLC will own a 1.0% interest in Bengal and Colonial will own the remaining 50% interest. Pursuant to a voting agreement with SPLC, we will have voting power sufficient such that any cash reserves by Bengal that reduce the amount of cash distributed will require our approval. Bengal is required by the terms of its limited liability company agreement to make quarterly cash distributions to its members of its "available cash," which is defined to include the unrestricted cash and cash equivalents of Bengal, less reasonable cash

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.1575 per unit for each whole quarter, or $0.6300 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 60 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We will not make distributions for the period that begins on October 1, 2014 and ends on the day prior to the closing of this offering. We will adjust the amount of our distribution for the period from the completion of this offering through December 31, 2014 based on the actual length of the period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common and subordinated units and the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering, for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters' option to purchase additional common units) is summarized in the table below:

	No Exercise of Underwriters' Option to Purchase Additional Common Units			Full Exercise of Underwriters' Option to Purchase Additional Common Units		
	Aggregate Minimum Quarterly Distributions			Aggregate Minimum Quarterly Distributions		
(in thousands)	Number of Units	One Quarter	Annualized (Four Quarters)	Number of Units	One Quarter	Annualized (Four Quarters)
Common units held by public	37,500	$ 5,906	$23,624	43,125	$ 6,792	$27,168
Common units held by SPLC	32,117	5,058	20,232	26,492	4,172	16,688
Subordinated units held by SPLC	69,617	10,965	43,860	69,617	10,965	43,860
General partner units	2,842	448	1,792	2,842	448	1,792
Total	142,076	$22,377	$89,508	142,076	$22,377	$89,508

As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner's initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2% general partner interest. Our general partner will also initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of $0.1575 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters, and our general partner will receive corresponding distributions on its general partner units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is not adverse to our best interests.

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement, the amount of available cash from working capital borrowings and the dividends or distributions received from our equity interests.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holders of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $0.6300 per unit for the twelve months ending September 30, 2015. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Cash Available for Distribution," in which we present the amount of cash available for distribution we would have generated on a pro forma basis for the twelve months ended June 30, 2014 and the year ended December 31, 2013, derived from our unaudited pro forma financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2015," in which we provide our estimated forecast of our ability to generate sufficient cash available for distribution to support the full payment of minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units for the twelve months ending September 30, 2015.

Unaudited Pro Forma Cash Available for Distribution for the Twelve Months Ended June 30, 2014 and the Year Ended December 31, 2013

On a pro forma basis, assuming we had completed this offering and the related formation transactions on January 1, 2013, our cash available for distribution for the twelve months ended June 30, 2014 and the year ended December 31, 2013 would have been approximately $59.8 million and $37.3 million, respectively. The amount of cash available for distribution we must generate to support the payment of minimum quarterly distributions for four quarters on our common units and subordinated units and the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering, is approximately $89.5 million (or an average of approximately $22.4 million per quarter). As a result, we would have had sufficient cash available for distribution to pay the full minimum quarterly distributions on our common units and the corresponding distributions on our general partner units but only approximately 33.6% of the minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner units for the twelve months ended June 30, 2014. For the year ended December 31, 2013, we would have had sufficient cash available for distribution to pay only approximately 83.3% of the full minimum quarterly distributions on our common units and the corresponding distributions on our general partner units, and we would not have had sufficient cash available for distribution to pay any of the minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner units for that period.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts on the following page do not purport to present our results of operations had the formation transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, cash available for distribution is primarily a cash accounting concept, while our unaudited pro forma financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma cash available for distribution only as a general indication of the amount of cash available for distribution that we might have generated had we been formed on January 1, 2013.

The following table illustrates, on a pro forma basis, for the twelve months ended June 30, 2014 and the year ended December 31, 2013, the amount of cash available for distribution that would have been available for distribution on our common and subordinated units and the corresponding distributions on our general partner units, assuming in each case that this offering and the other formation transactions contemplated in this prospectus had been consummated on January 1, 2013.

Shell Midstream Partners, L.P.
Unaudited Pro Forma Cash Available for Distribution

(in millions, except per unit data)	Twelve Months Ended June 30, 2014	Year Ended December 31, 2013
		(As Revised)
Statement of Operations Data:		
Revenue	$ 117.2	$ 91.6
Pro Forma Costs and Expenses:		
Operations and maintenance(1)	42.7	52.2
Gain from disposition of fixed assets	(20.8)	(20.8)
General and administrative	21.7	19.5
Depreciation and amortization	8.9	6.9
Property and other taxes	5.2	4.6
Total costs and expenses	57.7	62.4
Pro Forma Operating Income	59.5	29.2
Income from equity investment—Mars(2)	25.0	21.6
Income from equity investment—Bengal(2)	18.8	17.8
Dividend income from investment—Colonial(3)	4.9	5.0
Interest expense, net	—	—
Pro Forma Net Income	108.2	73.6
Less:		
Net income attributable to noncontrolling interests—Zydeco(4)	38.8	21.5
Pro Forma Net Income attributable to Shell Midstream Partners(5)	$ 69.4	$ 52.1
Add:		
Net income attributable to noncontrolling interests—Zydeco(4)	38.8	21.5
Loss (gain) from disposition of fixed assets	(20.8)	(20.8)
Depreciation and amortization	8.9	6.9
Interest expense, net	—	—
Cash distribution received from equity investment—Mars(6)	14.9	3.4
Cash distribution received from equity investment—Bengal(6)	17.3	18.5
Less:		
Income from equity investment—Mars(2)	25.0	21.6
Income from equity investment—Bengal(2)	18.8	17.8
Pro Forma Adjusted EBITDA	$ 84.7	$ 42.2
Less:		
Pro Forma Adjusted EBITDA attributable to noncontrolling interests—Zydeco	32.0	13.6
Pro Forma Adjusted EBITDA Attributable to Shell Midstream Partners	$ 52.7	$ 28.6
Less:		
Cash interest paid by Shell Midstream Partners(7)	0.6	0.6
Maintenance capital expenditures attributable to Shell Midstream Partners—Zydeco(8)	2.1	0.9
Expansion capital expenditures attributable to Shell Midstream Partners—Zydeco(9)	54.0	44.2
Adjustment to insurance expense(10)	2.6	2.9
Incremental general and administrative expense of being a publicly traded partnership(11)	3.6	3.6
Add:		
Net adjustments from volume deficiency payments attributable to Shell Midstream Partners(12)	6.5	—
Assumed capital contribution from SPLC for Zydeco expansion capital expenditures attributable to Shell Midstream Partners(13)	54.0	44.2
Assumed capital contribution from SPLC to fund Mars expansion capital expenditures attributable to Shell Midstream Partners(14)	9.5	16.7
Pro Forma Cash Available for Distribution attributable to Shell Midstream Partners	$ 59.8	$ 37.3
Cash Distributions		
Minimum annual distribution per unit	$0.6300	$0.6300
Annual distribution to:		
Public common unitholders	$ 23.6	$ 23.6
Shell:		
Common units	20.2	20.2
Subordinated units	43.9	43.9
General partner units	1.8	1.8
Total annual distributions at the minimum quarterly distribution rate	$ 89.5	$ 89.5
Excess (shortfall) of Pro Forma Cash Available for Distribution Attributable to Shell Midstream Partners over Aggregate Minimum Quarterly Distributions	$ (29.7)	$ (52.2)

(1) Includes fixed and variable costs related to the Ho-Ho operations. Ho-Ho was not fully operational from August to December 2013 due to a flow reversal project.

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2015

We forecast that our estimated cash available for distribution for the twelve months ending September 30, 2015 will be approximately $98.5 million. This amount would exceed by $9.0 million the amount of cash available for distribution we must generate to support the payment of the minimum quarterly distributions for four quarters on our common units and subordinated units and the corresponding distributions on our general partner units, in each case to be outstanding immediately after this offering, for the twelve months ending September 30, 2015. The number of outstanding units on which we have based our estimate does not include any common units that may be issued under the long-term incentive plan that our general partner will adopt prior to the closing of this offering.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated cash available for distribution for the twelve months ending September 30, 2015, and related assumptions set forth below to substantiate our belief that we will have sufficient cash available for distribution to pay the full minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units for the twelve months ending September 30, 2015. Please read below under "—Significant Forecast Assumptions" for further information as to the assumptions we have made for the financial forecast. This forecast is a forward-looking statement and should be read together with our historical financial statements and accompanying notes included elsewhere in this prospectus, our unaudited pro forma financial statements and accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of our management, this forecast was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate sufficient cash available for distribution to pay the full minimum quarterly distributions on our common and subordinated units and the corresponding distributions on our general partner units for the twelve months ending September 30, 2015. **However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.**

The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this prospectus relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated cash available for distribution.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

(in millions, except per unit data)	Twelve Months Ending September 30, 2015	Three Months Ending			
		December 31, 2014	March 31, 2015	June 30, 2015	September 30, 2015
Estimated Adjusted EBITDA Attributable to Shell Midstream Partners	$ 102.3	$ 21.0	$ 23.0	$ 24.7	$ 33.6
Less:					
Cash interest paid by Shell Midstream Partners	0.6	0.1	0.1	0.2	0.2
Maintenance capital expenditures attributable to Shell Midstream Partners—Zydeco	4.0	0.7	0.6	1.3	1.4
Expansion capital expenditures attributable to Shell Midstream Partners—Zydeco(9)	1.8	0.6	0.5	0.5	0.2
Add:					
Net adjustments from volume deficiency payments attributable to Shell Midstream Partners(10)	0.8	4.0	3.6	—	(6.8)
Cash on hand and borrowings under our revolving credit facility to fund expansion capital expenditures(11)	1.8	0.6	0.5	0.5	0.2
Estimated Cash Available for Distribution Attributable to Shell Midstream Partners	$ 98.5	$ 24.2	$ 25.9	$ 23.2	$ 25.2
Estimated Cash Distributions from Shell Midstream Partners					
Minimum annual distribution per unit	$0.6300	$0.1575	$0.1575	$0.1575	$0.1575
Annual distribution to:					
Public common unitholders	$ 23.6	$ 5.9	$ 5.9	$ 5.9	$ 5.9
Shell:					
Common units	20.2	5.1	5.1	5.0	5.0
Subordinated units	43.9	10.9	11.0	11.0	11.0
General partner units	$ 1.8	$ 0.4	$ 0.4	$ 0.5	$ 0.5
Total annual distributions at the minimum quarterly distribution rate	$ 89.5	$ 22.3	$ 22.4	$ 22.4	$ 22.4
Excess (Shortfall) of Estimated Cash Available for Distribution Attributable to Shell Midstream Partners over Aggregate Minimum Quarterly Distributions	$ 9.0	$ 1.9	$ 3.5	$ 0.8	$ 2.8

(1) Includes all fixed and variable costs related to the operations of Zydeco. Includes commercial insurance expense payable by us and attributable to our proportionate ownership share of Mars.

(2) Consists of (i) all general and administrative expenses attributable to 100% of Zydeco of $10.4 million, (ii) an $8.5 million fee to be paid by us to SPLC for administrative services and (iii) $3.6 million of incremental general and administrative expenses payable by us as a result of being a publicly traded partnership.

(3) Represents property tax, Texas margin tax and other taxes.

(4) Each of Mars and Bengal is an unconsolidated entity in which we own a 28.6% and 49.0% interest, respectively, and our earnings from those unconsolidated affiliates are included on our unaudited pro forma consolidated statement of income included elsewhere in this prospectus. Because our earnings from unconsolidated affiliates from each of Mars and

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2014, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through December 31, 2014 based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- *less*, the amount of cash reserves established by our general partner to:

  - provide for the proper conduct of our business (including reserves for our future maintenance and expansion capital expenditures, future acquisitions and anticipated future debt service requirements and refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing related to FERC rate proceedings or rate proceedings under applicable law) subsequent to that quarter;

  - comply with applicable law, any of our or our subsidiaries' debt instruments or other agreements; or

  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (*provided* that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from making the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

- *plus*, all cash on hand on the date of determination resulting from dividends or distributions received after the end of the quarter from equity interests in any person other than a subsidiary in respect of operations conducted by such person during the quarter;

- *plus*, if our general partner so determines, all or any portion of the cash on hand on the date of determination resulting from working capital borrowings after the end of the quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners, and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

We intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.1575 per unit, or $0.6300 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility" for a discussion of the restrictions to be included in our new revolving credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2% of all quarterly distributions since our inception that we make prior to our liquidation. This general partner interest will be represented by 2,841,516 general partner units. Our general partner has the right, but not the obligation, to contribute up to a proportionate amount of capital to us to maintain its current general partner interest. The general partner's initial 2% interest in these distributions will be reduced if we issue additional units in the future (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering or upon the expiration of such option) and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the cash we distribute from operating surplus (as defined below) in excess of $0.1575 per unit per quarter. The maximum distribution of 48% does not include any distributions that our general partner or its affiliates may receive on common, subordinated or general partner units that they own. Please read "—General Partner Interest and Incentive Distribution Rights" below for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

- $90 million (as described below); *plus*

- all of the cash receipts of us and our subsidiaries (as defined below) after the closing of this offering, excluding cash from interim capital transactions (as defined below), *provided* that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; *plus*

- all of our cash receipts after the closing of this offering resulting from dividends or distributions received after the end of the quarter from equity interests in any person other than a subsidiary in respect of operations conducted by such person during the quarter (excluding the proceeds received by us from interim capital transactions by such persons); *plus*

- working capital borrowings made by us or our subsidiaries after the end of a quarter but on or before the date of determination of operating surplus for that quarter; *plus*

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we or a subsidiary enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *plus*

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet point; *less*

- all of our and our subsidiaries' operating expenditures (as defined below) after the closing of this offering; *less*

- the amount of cash reserves established by our general partner or the boards of our subsidiaries to provide funds for future operating expenditures; *less*

- all working capital borrowings made by us or our subsidiaries not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; *less*

- any cash loss realized on disposition of an investment capital expenditure.

For purposes of our partnership agreement, Zydeco will be deemed a subsidiary, and Mars, Bengal and Colonial will not be deemed subsidiaries.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $90 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

In addition, operating surplus generated in a certain period may be more than revenue for the same period as shown in our financial statements. Cash payments relating to committed volume deficiencies received under our FERC-approved transportation services agreements are not recognized as revenue until applicable contingencies and performance obligations are satisfied or have expired but such cash payments are included in operating surplus during the period in which the payment under the contract is made. Similarly, when the deferred revenue related to such cash payment is recognized as revenue in a later period, the amount of such revenue is not included in operating surplus in that period.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities; (ii) issuances of equity securities; (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements; and (iv) capital contributions received by a group member.

to maintain, over the long-term, our operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. For purposes of calculating cash available for distribution, our maintenance capital expenditures will include maintenance capital expenditures made by Zydeco and cash contributed by us to Mars, Bengal, Colonial or similar investment entities that are not subsidiaries to the extent such cash is designated to be used by such entity for maintenance capital expenditures. Maintenance capital expenditures are included in operating expenditures and thus will reduce operating surplus.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term. Examples of expansion capital expenditures include the acquisition of equipment and the construction, development or acquisition of additional pipeline or storage capacity to the extent such capital expenditures are expected to expand our operating capacity or our operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Expansion capital expenditures will include expansion expenditures made by Zydeco and cash contributions made by us to Mars, Bengal, Colonial or similar persons that are not subsidiaries and designated to be used by such entity for expansion capital expenditures.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.1575 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending December 31, 2017, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $0.6300 per unit (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of

$0.6300 (the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during those periods on a fully diluted basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending December 31, 2015, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $0.9450 (150% of the annualized minimum quarterly distribution), for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $0.9450 per unit (150% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

- the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis; *provided* that (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner;

- if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

- our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under the caption "—Operating Surplus and Capital Surplus— Operating Surplus" above); *less*

- any net increase in working capital borrowings (including our proportionate share of any net increase in working capital borrowings by subsidiaries that are not wholly owned) with respect to that period; *less* conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. It may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner maintains its 2% general partner interest and that our general partner continues to own the incentive distribution rights.

If for any quarter:

- we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.1811 per unit for that quarter (the "first target distribution");

- *second*, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.1969 per unit for that quarter (the "second target distribution");

- *third*, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.2363 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Target Quarterly Distribution per Unit Target Amount." The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Target Quarterly Distribution per Unit Target Amount		Marginal Percentage Interest in Distributions	
			Unitholders	General Partner
Minimum Quarterly Distribution ..	$0.1575		98%	2%
First Target Distribution	above $0.1575	up to $0.1811	98%	2%
Second Target Distribution.	above $0.1811	up to $0.1969	85%	15%
Third Target Distribution	above $0.1969	up to $0.2363	75%	25%
Thereafter.	above $0.2363		50%	50%

- *second*, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

- *third*, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to our general partner.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.3000.

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Distribution			Quarter Distribution per Unit Following Hypothetical Reset
		Common Unitholders	General Partner Units	Incentive Distribution Rights	
Minimum Quarterly Distribution	$0.1575	98%	2%	—	$0.3000
First Target Distribution	above $0.1575 up to $0.1811	98%	2%	—	above $0.3000 up to $0.3450(1)
Second Target Distribution	above $0.1811 up to $0.1969	85%	2%	13%	above $0.3450(1) up to $0.3750(2)
Third Target Distribution	above $0.1969 up to $0.2363	75%	2%	23%	above $0.3750(2) up to $0.4500(3)
Thereafter	above $0.2363	50%	2%	48%	above $0.4500(3)

(1) This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2) This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner and its affiliates, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 139,234,268 common units outstanding, our general partner's 2% interest has been maintained, and the average distribution to each common unit would be $0.3000 per quarter for the two consecutive non-overlapping quarters prior to the reset.

		Prior to Reset					
		Cash Distributions to Public Common Unitholders	Cash Distributions to General Partner and its Affiliates				
	Quarterly Distribution per Unit		Common Units	General Partner Units	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution..	$0.1575	$ 5,906,250	$16,023,147	$ 447,539	$ —	$16,470,686	$22,376,936
First Target Distribution..	above $0.1575 up to $0.1811	885,937	2,403,472	67,131	—	2,470,603	3,356,540
Second Target Distribution..	above $0.1811 up to $0.1969	590,625	1,602,315	51,598	335,391	1,989,304	2,579,929
Third Target Distribution..	above $0.1969 up to $0.2363	1,476,563	4,005,787	146,196	1,681,254	5,833,237	7,309,800
Thereafter	above $0.2363	2,390,625	6,485,560	355,047	8,521,137	15,361,744	17,752,369
		$11,250,000	$30,520,281	$1,067,511	$10,537,782	$42,125,574	$53,375,574

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner and its affiliates, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that as a result of the reset there would be 174,360,208 common units outstanding, our general partner has maintained its 2% general partner interest, and that the average distribution to each common unit would be $0.3000. The number of common units issued as a result of the reset was calculated by dividing (x) $10,537,782 as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.3000.

		After Reset					
		Cash Distributions to Public Common Unitholders	Cash Distributions to General Partner and its Affiliates				
	Quarterly Distribution per Unit		Common Units	General Partner Units	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution....	$0.3000	$11,250,000	$41,058,062	$1,067,512	$ —	$42,125,574	$53,375,574
First Target Distribution....	above $0.3000 up to $0.3450	—	—	—	—	—	—
Second Target Distribution....	above $0.3450 up to $0.3750	—	—	—	—	—	—
Third Target Distribution....	above $0.3750 up to $0.4500	—	—	—	—	—	—
Thereafter	above $0.4500	—	—	—	—	—	—
		$11,250,000	$41,058,062	$1,067,512	$ —	$42,125,574	$53,375,574

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below under "—Effect of a Distribution from Capital Surplus";

- *second*, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

- *thereafter*, as if such distributions were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

- the contribution by SPLC and the issuance by Zydeco to us of interests in Zydeco collectively representing an aggregate 43.0% ownership interest in Zydeco and execution of an agreement with SPLC giving us the right to vote its 57.0% ownership interest;

- the contribution by SPLC to us of a 28.6% ownership interest in Mars and execution of an agreement with SPLC giving us the right to vote its 42.9% ownership interest;

- the contribution by SPLC to us of a 49.0% ownership interest in Bengal and execution of an agreement with SPLC giving us the right to vote its 1.0% ownership interest;

- the contribution by SPLC to us of a 1.612% ownership interest in Colonial; and

- our entry into an omnibus agreement with SPLC and certain of its affiliates, including our general partner, pursuant to which, among other things, we will pay an annual fee, initially $8.5 million, to SPLC for general and administrative services.

The unaudited pro forma condensed combined financial statements also reflect the following significant assumptions and formation transactions related to this offering:

- the issuance of 37,500,000 common units to the public, 2,841,516 general partner units and the incentive distribution rights to our general partner and 32,117,134 common units and 69,617,134 subordinated units to SPLC; and

- the application of the net proceeds of this offering as described in "Use of Proceeds."

The unaudited pro forma condensed combined financial statements do not give effect to an estimated $3.6 million per year in incremental general and administrative expenses as a result of being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. Additionally, the unaudited pro forma condensed combined financial statements do not give effect to changes in insurance expense for Zydeco and Mars.

The summary unaudited pro forma financial data of Mars, Bengal and Colonial are derived from the unaudited pro forma financial statements of Shell Midstream Partners, L.P. included elsewhere in this prospectus. The unaudited pro forma statement of income adjustments for Mars and Bengal were prepared as if the formation transactions related to Mars and Bengal had taken place on January 1, 2013. Dividend income received from our investment in Colonial is presented as a separate line item in the unaudited pro forma condensed combined statements of income.

The following table presents the non-GAAP financial measures of Adjusted EBITDA and cash available for distribution. For definitions of Adjusted EBITDA and cash available for distribution and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

	Ho-Ho Historical (Predecessor)				Shell Midstream Partners, L.P. Pro Forma	
	Six Months Ended June 30,		Year Ended December 31,		Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2013	2012	2014	2013
(unaudited) (in millions)						(As Revised)
Statements of Operations Data:						
Total Revenue	$ 79.5	$ 53.9	$ 91.6	$113.0	$ 79.5	$91.6
Costs and Expenses:						
Operations and maintenance	21.4	30.9	52.2	44.2	21.4	52.2
Loss (gain) from disposition of fixed assets	—	—	(20.8)	1.2	—	(20.8)
General and administrative	8.3	6.0	12.2	10.4	12.0	19.5
Depreciation and amortization	5.3	3.3	6.9	5.8	5.3	6.9
Property and other taxes	3.1	2.5	4.6	4.4	3.1	4.6
Total costs and expenses	38.1	42.7	55.1	66.0	41.8	62.4
Operating Income	$ 41.4	$ 11.2	$ 36.5	$ 47.0	$ 37.7	$29.2
Income from equity investment—Mars	—	—	—	—	12.0	21.6
Income from equity investment—Bengal	—	—	—	—	9.2	17.8
Dividend income—Colonial	—	—	—	—	2.7	5.0
Net income	$ 41.4	$ 11.2	$ 36.5	$ 47.0	$ 61.6	$73.6
Less:						
Net income attributable to noncontrolling interests— Zydeco(1)	—	—	—	—	23.9	21.5
Net income attributable to Shell Midstream Partners	$ 41.4	$ 11.2	$ 36.5	$ 47.0	$ 37.7	$52.1
Net income per limited partner unit (basic and diluted):						
Common units					$ 0.32	$0.63
Subordinated units					$ 0.22	$0.10
Balance Sheet Data (at period end):						
Property, plant and equipment, net	$249.3	$129.1	$223.5	$107.4	$260.7	
Equity method investments—Mars and Bengal	—	—	—	—	158.4	
Total assets	290.4	151.7	250.3	135.2		
Total debt	—	—	—	—	—	
Statements of Cash Flow Data:						
Net cash provided by (used in):						
Operating activities	$ 49.2	$ 31.0	$ 25.1	$ 51.8		
Investing activities	(46.3)	(21.0)	(82.6)	(4.8)		
Financing activities	(2.9)	(10.0)	57.5	(47.0)		
Other Data:						
Adjusted EBITDA(2)	$ 46.7	$ 14.5	$ 22.6	$ 54.0	$ 65.9	$42.2
Adjusted EBITDA attributable to Shell Midstream Partners(2)					$ 39.0	$28.6
Capital expenditures—Ho-Ho:						
Maintenance	3.7	1.0	2.2	3.5		
Expansion	42.6	20.0	102.9	1.3		
Cash available for distribution(2)	$ 58.1	$ 13.5	$ 20.4	$ 50.5	$ 42.2	$37.3

(1) Represents net income attributable to SPLC's ownership interest in Zydeco.

(2) For a discussion of the non-GAAP financial measures Adjusted EBITDA and cash available for distribution, please read "—Non-GAAP Financial Measures."

Following this offering, we will have established separate bank accounts, but SPLC will continue to provide treasury services on our general partner's behalf under our omnibus agreement. In addition to the retention of a portion of the net proceeds from this offering for working capital needs, we expect our ongoing sources of liquidity following this offering to include cash generated from operations (including distribution and dividends from our equity investments and Colonial), borrowings under our revolving credit facility and issuances of debt and additional equity securities. The entities in which we own an interest may also incur debt. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions.

We intend to pay a minimum quarterly distribution of $0.1575 per unit per quarter, which equates to approximately $22.4 million per quarter, or approximately $89.5 million per year in the aggregate, based on the number of common, subordinated and general partner units to be outstanding immediately after completion of this offering. However, we do not have a legal obligation to pay this distribution. Please read "Cash Distribution Policy and Restrictions on Distributions."

Revolving Credit Facility

To provide additional liquidity following the offering, we anticipate entering into a revolving credit facility with an affiliate of Shell. At the closing of this offering, we expect this new credit facility to be undrawn and initially have a borrowing capacity of approximately $300 million. The credit facility may provide for customary covenants for comparable commercial borrowers and contain customary events of default, such as nonpayment of principal when due; nonpayment of interest, fees or other amounts; violation of covenants; cross-payment default and cross-acceleration (in each case, to indebtedness in excess of a threshold amount). Indebtedness under this facility is expected to bear interest at LIBOR plus a margin, which is based on a derived credit rating and market conditions. This facility may also include customary fees, including administrative agent fees, commitment fees, underwriting fees and other fees. The credit facility will be subject to definitive documentation, closing requirements and certain other conditions. Accordingly, no assurance can be given that this facility will be executed on the terms described above (including the amount available to be borrowed).

Zydeco has entered into a revolving credit facility with an affiliate of Shell as the lender. The facility has a borrowing capacity of $30 million and we expect this new credit facility to be undrawn at the closing of this offering. Indebtedness under the revolving credit facility bears interest at LIBOR plus a margin, which is based on a derived credit rating and market conditions. The credit agreement governing the revolving credit facility provides for customary covenants for comparable commercial borrowers and contains customary events of default, such as nonpayment of principal when due; nonpayment of interest, fees or other amounts; violation of covenants; cross-payment default (to indebtedness in excess of a threshold amount). The revolving credit facility also requires payment of customary fees, including issuance and commitment fees. The revolving credit facility matures in August 2019.

Cash Flows from Our Predecessor's Operations

Operating Activities. Our predecessor generated $49.2 million in cash flow from operating activities in the first half of 2014 compared to $31.0 million in the first half of 2013. The $18.2 million increase in cash flows primarily resulted from an increase in revenue due to the application of new contract rates and higher non-contract tariff rates associated with the Ho-Ho reversal partially offset by an increase in net working capital. Our predecessor generated $25.1 million in cash flow from operating activities in 2013, compared with $51.8 million in 2012. The decrease in cash flow from operating activities is primarily due to the decline in revenue caused by a shut-down of pipeline segments during the Ho-Ho reversal project in 2013, accompanied by an increase in operating costs due to repair and remediation associated with the West Columbia pipeline breach.

Investing Activities. Our predecessor's cash flow used in investing activities was $46.3 million in the first half of 2014 compared to $21.0 million in the first half of 2013. The increase in cash flow in investing activities is primarily due to expansion and enhancement projects on the Ho-Ho pipeline during the first half of 2014. Our

Director Compensation

Officers or employees of Shell or its affiliates who also serve as directors of our general partner will not receive additional compensation for such service. Our general partner anticipates that its directors who are not also officers or employees of Shell will receive compensation for service on the board of directors and its committees. We currently expect to pay such directors $. We currently expect to pay the audit committee chairman an additional $ and the conflicts committee chairman an additional $. In addition, each such director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board and committee meetings. We currently expect to pay meeting fees to such directors in the amount of $ for each in-person board meeting, $ for each in-person committee meeting, $ for each telephonic board meeting and $ for each telephonic committee meeting. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law pursuant to our partnership agreement.

Long-Term Incentive Plan

Our general partner intends to adopt the Shell Midstream Partners, L.P. 2014 Incentive Compensation Plan ("LTIP") for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards under the plan, which awards would compensate the recipients thereof based on the performance of our common units and their continued employment during the vesting period, as well as align their long-term interests with those of our unit holders. Our general partner does not currently intend to issue any awards under the plan.

We will be responsible for the cost of awards granted under our LTIP and all determinations with respect to awards, if any, to be made under our LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the principal terms that are currently expected to be included in the LTIP.

General

The LTIP would permit the board of directors of our general partner or any applicable committee or delegate thereof, in its discretion, subject to applicable law, from time to time to grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards, if any, under the LTIP is to provide additional incentive compensation to individuals providing services to us, and to align the economic interests of such individuals with the interests of our unitholders. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 6,000,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are canceled, forfeited, or otherwise terminated without delivery of the common units will generally be available for delivery pursuant to other awards, as provided in the LTIP.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, on a deferred basis, upon specified future dates or events or, in the discretion of the administrator, cash equal to the fair market value of a common unit. The administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The administrator of the LTIP may, in its discretion, base vesting on the grantee's completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Shell Midstream Partners, L.P. that will be issued upon the consummation of this offering and the related formation transactions and held by beneficial owners of 5% or more of the units, by each director, director nominee and named executive officer of our general partner and by the directors, director nominee and executive officers of our general partner as a group. The table assumes the underwriters' option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on 69,617,134 common units and 69,617,134 subordinated units being outstanding immediately following this offering.

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Common and Subordinated Units to be Beneficially Owned
Shell Pipeline Company LP(2)	32,117,134	46.1%	69,617,134	100%	71.6%
Curtis R. Frasier	—	—	—	—	—
Margaret C. Montana	—	—	—	—	—
Susan M. Ward	—	—	—	—	—
Alton G. Smith	—	—	—	—	—
Michele F. Joy	—	—	—	—	—
Kevin M. Nichols	—	—	—	—	—
Lori M. Muratta	—	—	—	—	—
Gerard B. Paulides	—	—	—	—	—
Paul R. A. Goodfellow	—	—	—	—	—
Rob L. Jones	—	—	—	—	—
Directors, director nominee and executive officers as a group (ten persons)	—	—	—	—	—

(1) The address for all beneficial owners in this table is One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002.

(2) Shell Pipeline Company LP owns Shell Midstream LP Holdings LLC, which owns the common and subordinated units presented above, and Shell Midstream Partners GP LLC, which owns all of our general partner units. Shell Pipeline Company LP may be deemed to beneficially own the units held by Shell Midstream Holdings LLC and Shell Midstream Partners GP LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, the general partner and its affiliates will own 32,117,134 common units and 69,617,134 subordinated units, representing a 71.6% limited partner interest in us, and all of our incentive distribution rights. If the underwriters exercise in full their option to purchase additional common units, our general partner and its affiliates will own 26,492,134 common units and 69,617,134 subordinated units, representing a 67.6% limited partner interest in us. In addition, our general partner will own 2,841,516 general partner units representing a 2% general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and upon liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering for the contribution of the assets and liabilities to us. . . . .

- 32,117,134 common units (or 26,492,134 common units if the underwriters exercise in full their option to purchase additional common units);

- 69,617,134 subordinated units;

- 2,841,516 general partner units, representing a 2% general partner interest in us; and

- the incentive distribution rights.

Operational Stage

Distributions of available cash to our general partner and its affiliates. . . . .

We will generally make cash distributions of 98% to the common and subordinated unitholders pro rata, including SPLC, as holder of an aggregate of 32,117,134 common units (22.6% of all units outstanding), and all of our subordinated units (49% of all units outstanding), and 2% to our general partner, assuming it makes all capital contributions necessary to maintain its 2% general partner interest in us. In addition, if cash distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the cash distributions, up to 48% of the cash distributions above the highest target distribution level.

Assuming we generate sufficient cash available for distribution to support the payment of the full minimum quarterly distributions on our outstanding units for four quarters, our general partner and its affiliates would receive an annual cash distribution of

	approximately $1.8 million on the 2% general partner interest and $64.1 million on their common and subordinated units (or $60.5 million if the underwriters exercise in full their option to purchase additional common units from us).
Payments to our general partner and its affiliates	Pursuant to our partnership agreement, we will reimburse our general partner and its affiliates, including SPLC, for costs and expenses they incur and payments they make on our behalf. Pursuant to the omnibus agreement, we will pay an annual fee, initially $8.5 million, to SPLC for general and administrative services. In addition, we expect to incur $3.6 million of incremental general and administrative expense annually as a result of being a publicly traded partnership. Each of these payments will be made prior to making any distributions on our common units. Please read "—Agreements Governing the Formation Transactions."
Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "Our Partnership Agreement—Withdrawal or Removal of Our General Partner."

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Formation Transactions

We have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation, including the vesting of assets in us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations. However, we believe that these fees are substantially equivalent to the fees that we would expect to charge others for similar services. All of the transaction expenses incurred in connection with our formation transactions will be paid from the proceeds of this offering.

Omnibus Agreement

At the closing of this offering, we will enter into an omnibus agreement with SPLC and our general partner that will address the following matters:

- our payment of an annual administrative fee, initially $8.5 million, for the provision of certain services by SPLC;

- our obligation to reimburse SPLC for certain direct or allocated costs and expenses incurred by SPLC on our behalf;

- the making of all such rules and regulations as it may deem expedient concerning the issue, transfer and registration or replacement of certificates;

- the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

- the indemnification of any person against liabilities and contingencies to the extent permitted by law;

- the purchase, sale or other acquisition or disposition of our equity interests, or the issuance of additional options, rights, warrants and appreciation rights relating to our equity interests; and

- the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read "Our Partnership Agreement" for information regarding the voting rights of unitholders.

Actions taken by our general partner may affect the amount of cash available for distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

- the amount and timing of asset purchases and sales;

- cash expenditures;

- borrowings;

- issuances of additional units; and

- the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $90 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordination Period."

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a "unit majority" require:

- during the subordination period, the approval of a majority of the outstanding common units, excluding those common units whose voting power is, with respect to the subject vote, controlled by our general partner or its affiliates, through ownership or otherwise, and a majority of the outstanding subordinated units, voting as separate classes; and

- after the subordination period, the approval of a majority of the outstanding common units.

In voting their common and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied covenant of good faith and fair dealing.

Issuance of additional units......................	No unitholder approval right.
Amendment of our partnership agreement.........	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "—Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of our general partner...............	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2024 in a manner that would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."
Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read "—Withdrawal or Removal of Our General Partner."
Transfer of the general partner interest............	Our general partner may transfer any or all of its general partner interest in us without a vote of our unitholders. Please read "—Transfer of General Partner Units."
Transfer of incentive distribution rights	Our general partner may transfer any or all of the incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read "—Transfer of Incentive Distribution Rights."
Reset of incentive distribution levels..............	No unitholder approval required.
Transfer of ownership interests in our general partner......................................	No unitholder approval required. Please read "—Transfer of Ownership Interests in our General Partner."

the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to propose or approve any amendment to our partnership agreement. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

- enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately 71.6% of the outstanding common and subordinated units (or 67.6% of the outstanding common and subordinated units if the underwriters exercise in full their option to purchase additional common units from us).

No Limited Partner Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal office, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

- a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the

- there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law.

Upon a dissolution under the first bullet point above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

- the action would not result in the loss of limited liability of any limited partner; and

- neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Units" and "—Transfer of Incentive Distribution Rights."

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. At the closing of this offering, our general partner and its affiliates will own 71.6% of the outstanding common and subordinated units (or 67.6% of the outstanding common and subordinated units if the underwriters exercise in full their option to purchase additional common units from us).

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Shell Midstream Partners GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

- the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

- any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

- our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

Limited Call Right

If at any time our general partner and its affiliates own more than 75% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of this purchase is the greater of:

- the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

- the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have its limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of its common units in the market. Please read "Material U.S. Federal Income Tax Consequences—Disposition of Common Units." At the closing of this offering, our general partner and its affiliates will own approximately 46.1% of our common units (or 38.1% of our common units, if the underwriters exercise their option to purchase additional common units) and all of our subordinated units. At the end of the subordination period (which could occur as early as December 31, 2015), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units), our general partner and its affiliates will own approximately 71.6% of our outstanding common units and therefore would not be able to exercise the call right at that time.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of 32,117,134 common units and 69,617,134 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions, as described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. None of the directors or officers of our general partner owned any common units prior to this offering. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption, such as Rule 144. Rule 144 permits securities acquired by affiliates of the issuer to be sold into the public market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the common units outstanding, which will equal approximately 696,171 common units immediately after this offering; or

- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

- 32,117,134 common units owned by our general partner and its affiliates; and

- any units acquired by our general partner or any of its affiliates.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Partnership Interests."

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units or other limited partner interests that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units or other limited partner interests in a registration statement by us of other partnership interests, including common units offered by us or by any

UNDERWRITING

Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as the representatives of the underwriters and book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
Citigroup Global Markets Inc.	
Morgan Stanley & Co. LLC	
UBS Securities LLC	
Credit Suisse Securities (USA) LLC	
Goldman, Sachs & Co.	
J.P. Morgan Securities LLC	
Wells Fargo Securities, LLC	
RBC Capital Markets, LLC	
Credit Agricole Securities (USA) Inc.	
Total	37,500,000

The underwriting agreement provides that the underwriters' obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

- the representations and warranties made by us to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to an aggregate of 0.25% of the gross proceeds from this offering to Barclays Capital Inc. and Citigroup Global Markets Inc. for the evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per common unit. After the offering, the representatives may change the offering price and other selling terms. The offering of the units by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject an order in whole or in part.

The expenses of the offering that are payable by us are estimated to be approximately $3.0 million (excluding underwriting discounts and commissions). The underwriters have agreed to reimburse us for certain of our expenses in connection with this offering.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 5,625,000 common units from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

Our general partner's executive officers and directors, our general partner, SPLC and we have agreed that, for a period of 180 days after the date of this prospectus, we will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and Citigroup Global Markets Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than common units issued pursuant to employee benefit plans, qualified option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to securities convertible into or exchangeable for common units (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc. and Citigroup Global Markets Inc., in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. and Citigroup Global Markets Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, Barclays Capital Inc. and Citigroup Global Markets Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common units that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives considered:

• the history and prospects for the industry in which we compete;

• our financial information;

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements of Shell Midstream Partners, L.P. as of and for the six months ended June 30, 2014, and for the year ended December 31, 2013 are based upon the historical combined financial statements of Ho-Ho, a Houston-to-Houma crude oil pipeline system. Ho-Ho is the predecessor to our partnership for accounting purposes. Upon completion of this offering, we will own a 43.0% interest in Zydeco, which will acquire ownership of Ho-Ho before the closing of this offering, a 28.6% interest in Mars, a 49% interest in Bengal and a 1.612% interest in Colonial. The 57.0% ownership interest in Zydeco retained by SPLC is reflected as noncontrolling interest in our pro forma condensed combined financial statements. We will account for each of our investments in Mars and Bengal using the equity method of accounting, and we will account for our investment in Colonial using the cost method of accounting.

The unaudited pro forma condensed combined financial statements for our partnership have been derived from the consolidated financial statements and accounting records of SPLC and the historical financial statements of Ho-Ho, Mars and Bengal. The unaudited pro forma condensed combined balance sheet as of June 30, 2014 has been prepared as though the transaction occurred on June 30, 2014. The unaudited pro forma condensed combined statements of income for the six months ended June 30, 2014 and for the year ended December 31, 2013 have been prepared as though the transaction occurred on January 1, 2013. The unaudited pro forma condensed combined financial statements have been prepared on the basis that we will be treated as a partnership for federal income tax purposes. The assets, liabilities and operations of Ho-Ho contributed to our partnership will be recorded retroactively at historical cost as a reorganization of entities under common control. The ownership interest in each of Mars, Bengal and Colonial will be accounted for prospectively at the time of the contribution. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical audited financial statements of our predecessor, Mars and Bengal and related notes set forth elsewhere in this prospectus.

The unaudited pro forma condensed combined financial statements give effect to the following:

- the impact of the contribution by SPLC to Zydeco of Ho-Ho and related assets ("Zydeco Transaction");

- the contribution by SPLC and the issuance by Zydeco to us of interests in Zydeco collectively representing an aggregate 43.0% ownership interest in Zydeco, and execution of an agreement with SPLC giving us the right to vote its 57.0% ownership interest;

- the contribution by SPLC to us of a 28.6% ownership interest in Mars and execution of an agreement with SPLC giving up the right to vote its 42.9% ownership interest;

- the contribution by SPLC to us of a 49.0% ownership interest in Bengal and execution of an agreement with SPLC giving us the right to vote its 1.0% ownership interest;

- the contribution by SPLC to us of a 1.612% ownership interest in Colonial; and

- our entry into an omnibus agreement with SPLC and certain of its affiliates, including our general partner, pursuant to which, among other things, we will pay an annual fee of $8.5 million to SPLC for general and administrative services.

The unaudited pro forma condensed combined financial statements also reflect the following significant assumptions and transactions related to our partnership's initial public offering of common units:

- the net proceeds to Shell Midstream Partners, L.P. of $712.5 million, which consists of $750.0 million of gross proceeds from the issuance and sale of 37.5 million common units at an assumed initial offering price of $20.00 per unit, less underwriting discounts, structuring fees and offering expenses; and

- the use of these net proceeds to make a cash distribution to SPLC and for general partnership purposes.

Upon completion of this offering, our partnership anticipates incurring incremental general and administrative expense of approximately $3.6 million per year as a result of being a publicly traded limited

SHELL MIDSTREAM PARTNERS, L.P.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2014

	HoHo Predecessor (a)	Zydeco Transaction — Zydeco Adjustments (b)	Zydeco Transaction — Zydeco Subtotal	Other Formation Transactions — Mars (c)	Other Formation Transactions — Bengal (d)	Other Formation Transactions — Colonial (e)	Zydeco & Investments Subtotal	Offering and Other Pro Forma Adjustments	Pro Forma
				(in millions of dollars)					
ASSETS									
Current assets:									
Cash and cash equivalents	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 750.0(g) (37.5)(g) (612.5)(h)	$100.0
Accounts receivable from third parties, net	11.1	(11.1)	—	—	—	—	—	—	—
Accounts receivable from related parties	6.7	(6.7)	—	—	—	—	—	—	—
Allowance oil	23.3	(23.3)	—	—	—	—	—	—	—
Prepaid assets and other current assets	—	—	—	—	—	—	—	—	—
Total current assets	41.1	(41.1)	—	—	—	—	—	100.0	100.0
Equity method investments	—	—	—	86.0	72.4	—	158.4	—	158.4
Cost method investment	—	—	—	—	—	2.4	2.4	—	2.4
Property, plant and equipment, net	249.3	11.4	260.7	—	—	—	260.7	—	260.7
Total assets	290.4	(29.7)	260.7	86.0	72.4	2.4	421.5	100.0	521.5
LIABILITIES AND PARTNERS' CAPITAL									
Current liabilities:									
Accounts payable	5.8	(5.8)	—	—	—	—	—	—	—
Deferred revenue	15.1	(15.1)	—	—	—	—	—	—	—
Accrued liabilities	18.4	(18.4)	—	—	—	—	—	—	—
Total current liabilities	39.3	(39.3)	—	—	—	—	—	—	—
Total liabilities	39.3	(39.3)	—	—	—	—	—	—	—
Partners' equity:									
Net parent investment	251.1	9.6 (260.7) 260.7	260.7	—	—	—	260.7	(260.7)(i)	—
Members' equity	—	—	—	86.0	72.4	2.4	160.8	(148.6)(i)	12.2
Partners' capital	—	—	—	—	—	—	—	360.7(j)	360.7
Total net parent investment/partners' capital	251.1	9.6	260.7	86.0	72.4	2.4	421.5	(48.6)	372.9
Noncontrolling interest in consolidated subsidiary	—	—	—	—	—	—	—	148.6(f)	148.6
Total liabilities and net investment/partners' capital	$290.4	$ (29.7)	$260.7	$86.0	$72.4	$ 2.4	$421.5	$ 100.0	$521.5

See accompanying notes to the unaudited pro forma condensed combined financial statements.

F-5

SHELL MIDSTREAM PARTNERS, L.P.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2014

	Ho-Ho Predecessor (a)	Zydeco Transaction — Zydeco Adjustments	Zydeco Subtotal	Other Formation Transactions — Mars (c)	Bengal (d)	Colonial (e)	Zydeco & Investments Subtotal	Offering and Other Pro Forma Adjustments	Pro forma
				(in millions of dollars, except unit and per unit data)					
Revenue									
Third parties	$58.8	$—	$58.8	$—	—	$—	$58.8	$—	$58.8
Related parties	20.7	—	20.7	—	—	—	20.7	—	20.7
Total revenue	79.5	—	79.5	—	—	—	79.5	—	79.5
Costs and expenses									
Operations and maintenance	21.4	—	21.4	—	—	—	21.4	—	21.4
Gain from disposition of fixed assets	—	—	—	—	—	—	—	—	—
General and administrative	8.3	(0.5)(l)	7.8	—	—	—	7.8	4.2(k)	12.0
Depreciation	5.3	—	5.3	—	—	—	5.3	—	5.3
Property and other taxes	3.1	—	3.1	—	—	—	3.1	—	3.1
Total costs and expenses	38.1	(0.5)	37.6	—	—	—	37.6	4.2	41.8
Operating income	41.4	0.5	41.9	—	—	—	41.9	(4.2)	37.7
Income from equity investments	—	—	—	12.0	9.2	—	21.2	—	21.2
Dividend income from investment	—	—	—	—	—	2.7	2.7	—	2.7
Net income	41.4	0.5	41.9	12.0	9.2	2.7	65.8	(4.2)	61.6
Less: net income attributable to noncontrolling interest	—	—	—	—	—	—	—	23.9(f)	23.9
Net income attributable to our partnership	$41.4	$ 0.5	$41.9	$12.0	9.2	$ 2.7	$65.8	$(28.1)	37.7
General partner's interest in net income									$ 0.8
Limited partners' interest in net income									$ 36.9
Net income per limited partners' unit (basic and diluted)									
Common units									$ 0.32
Subordinated units									$ 0.22
Weighted average number of limited partners' units outstanding (basic and diluted)									
Common units									69,617,134
Subordinated units									69,617,134

See accompanying notes to the unaudited pro forma condensed combined financial statements.

SHELL MIDSTREAM PARTNERS, L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

	Ho-Ho Predecessor (a)	Zydeco Transaction Zydeco Adjustments	Zydeco Subtotal	Other Formation Transactions Mars (c)	Bengal (d)	Colonial (e)	Zydeco & Investments Subtotal	Offering and Other Pro Forma Adjustments	Pro forma
				(in millions of dollars, except unit and per unit data)					
Revenue									
Third parties	$ 44.8	$ —	$ 44.8	$ —	$ —	$ —	$ 44.8	$ —	$ 44.8
Related parties	46.8	—	46.8	—	—	—	46.8	—	46.8
Total revenue	91.6	—	91.6	—	—	—	91.6	—	91.6
Costs and expenses									
Operations and maintenance	52.2	—	52.2	—	—	—	52.2	—	52.2
Gain from disposition of fixed assets	(20.8)	—	(20.8)	—	—	—	(20.8)	—	(20.8)
General and administrative	12.2	(1.2)(l)	11.0	—	—	—	11.0	8.5(k)	19.5
Depreciation	6.9	—	6.9	—	—	—	6.9	—	6.9
Property and other taxes	4.6	—	4.6	—	—	—	4.6	—	4.6
Total costs and expenses	55.1	(1.2)	53.9	—	—	—	53.9	8.5	62.4
Operating income	36.5	1.2	37.7	—	—	—	37.7	(8.5)	29.2
Income from equity investments	—	—	—	21.6	17.8	—	39.4	—	39.4
Dividend income from investment	—	—	—	—	—	5.0	5.0	—	5.0
Net income	36.5	1.2	37.7	21.6	17.8	5.0	82.1	(8.5)	73.6
Less: net income attributable to noncontrolling interest	—	—	—	—	—	—	—	21.5(f)	21.5
Net income attributable to the Partnership	$ 36.5	$ 1.2	$ 37.7	$21.6	$17.8	$ 5.0	$ 82.1	$(30.0)	$ 52.1
General partner's interest in net income									$ 1.0
Limited partners' interest in net income									$ 51.1
Net income per limited partners' unit (basic and diluted)									
Common units									$ 0.63
Subordinated units									$ 0.10
Weighted average number of limited partners' units outstanding (basic and diluted)									
Common units									69,617,134
Subordinated units									69,617,134

See accompanying notes to the unaudited pro forma condensed combined financial statements.

SHELL MIDSTREAM PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Pro Forma Adjustments

(a) Ho-Ho amounts represent the historical unaudited combined balance sheet as of June 30, 2014 and its unaudited condensed combined statement of operations for the six months then ended, and the historical audited combined statement of operations for the year ended December 31, 2013 derived from the unaudited condensed combined financial statements of Ho-Ho as of and for the six months ended June 30, 2014 and the audited combined financial statements of Ho-Ho for the year ended December 31, 2013 included elsewhere in this prospectus. Such financial information reflects the historical financial position and results of operations of Ho-Ho, and do not reflect the impacts of the Zydeco Transaction.

Formation of Zydeco and Contribution of Interest to the Partnership

(b) In connection with the Zydeco Transaction, SPLC contributed Ho-Ho and related assets (excluding working capital) to a newly formed entity, Zydeco. The pro forma adjustments include the reclassification of SPLC's net parent investment to members' equity based on the capital structure of Zydeco.

Other Formation Transactions

(c) In connection with the initial public offering of our common units, SPLC will contribute a 28.6% interest in Mars. We will account for this investment using the equity method accounting. This amendment also includes revised financial statements for Mars Oil Pipeline Company for the year ended December 31, 2013 to include the impact of certain errors identified by management. See Note 2 to the Mars audited financial statements for additional details.

(d) In connection with the initial public offering of our common units, SPLC will contribute a 49.0% interest in Bengal. We will account for this investment using the equity method of accounting.

(e) In connection with the initial public offering of our common units, SPLC will contribute a 1.612% interest in Colonial. We will account for this investment using the cost method of accounting.

Offering and Other Pro Forma Adjustments

(f) In connection with the initial public offering of our common units, SPLC will contribute and Zydeco will issue to us interests in Zydeco collectively representing an aggregate 43.0% interest in Zydeco. Through our 43.0% ownership interest and the right to vote SPLC's 57.0% retained ownership interest, we will have control of Zydeco for accounting purposes and will consolidate the results of Zydeco. This pro forma adjustment reflects the 57.0% noncontrolling interest in Zydeco retained by SPLC.

(g) Reflects the net proceeds of $712.5 million, which consists of $750.0 million of gross proceeds from the issuance and sale of 37.5 million common units at an assumed initial offering price of $20.00 per unit, less underwriting discounts and offering expenses.

(h) Reflects the cash distribution to SPLC of $427.5 million of the net proceeds from the common unit offering and $185 million of the net proceeds to make a cash distribution to SPLC and a contribution to Zydeco, both to reimburse SPLC for capital expenditures incurred prior to this offering related to Zydeco.

(i) Reflects the elimination of Members' equity and its reclassification to Shell Midstream Partners, L.P. Partners' capital.

(j) Reflects adjustments to Partners' capital, as follows (in millions of US dollars):

	June 30, 2014
Gross proceeds from initial public offering (see note (g))	750.0
Distribution to parent (see note(h))	612.5
Underwriters discounts and fees (see note (g))	34.5
Expenses and costs of initial public offering (see note (g))	3.0
Partners' capital pro forma adjustment	$100.0